UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM N-8F

APPLICATION FOR DEREGRISTRATION

OF CERTAIN REGISTERED INVESTMENT COMPANIES

I.	General Identifying Information

1.	Reason fund is applying to deregister (check only one; for description, see Instruction 1 above):

[X]	Merger
[ ]	Liquidation
[ ]	Abandonment of Registration

(Note: Abandonments of Registration answer only questions 1 through 15, 24 and 25 of this form and complete verification at the end of the form.)

[ ]	Election of status as Business Development Company

(Note: Business Development Companies answer only questions 1 through 10 of this form and complete verification at the end of the form.)

2.	Name of fund: Alpine Income Trust

3.	Securities and Exchange Commission File No.: 811-21210

4.	Is this an initial Form N-8F or an amendment to a previously filed Form N-8F?

[ ]	Initial Application	[X]	Amendment

5.	Address of Principal Executive Office (include No. & Street, City, State, Zip Code): 2500 Westchester Avenue, Suite 215, Purchase, NY 10577

6.	Name, address and telephone number of individual the Commission staff should contact with any questions regarding this form:

Rose DiMartino, Esq., Willkie Farr & Gallagher LLP, 787 7th Avenue, New York, NY 10019. (212) 728-8215

7.	Name, address and telephone number of individual or entity responsible for maintenance and preservation of fund records in accordance with rules 31a-1 and 31a-2 under the Act [17 CFR 270.31a-1, ..31a-2]:

Amy Meehan, DST Asset Manager Solutions Inc., 2000 Crown Colony Drive, Quincy, MA 02169, 617-483-7048 (maintains records relating to its functions as transfer agent)

Andrew Pappert, Alpine Woods Capital Investors, LLC, 2500 Westchester Avenue, Suite 215, Purchase, NY 10577, 914-708-5119 (maintains records related to its functions as investment adviser)

Michael Timcoe, State Street Bank and Trust Company, PO Box 5501, Boston, MA 02206-5043, 617-985-3185 ((maintains records relating to its functions as custodian, administrator and fund accountant)

Note: Once deregistered, a fund is still required to maintain and preserve the records described in rules 31a-1 and 31a-2 for the periods specified in those rules.

8.	Classification of fund (check only one):

[X]	Management company;
[ ]	Unit in investment trust; or
[ ]	Face-amount certificate company.

9.	Subclassification if the fund is a management company (check only one):

[X]	Open-end	[ ]	Closed-end

10.	State law under which the fund was organized or formed (e.g., Delaware, Massachusetts): Delaware

11.	Provide the name and address of each investment adviser of the fund (including sub-advisers) during the last five years, even if the fund’s contracts with those advisers have been terminated:

Investment Adviser: Alpine Woods Capital Investors, LLC, 2500 Westchester Avenue, Suite 215, Purchase, NY 10577

12.	Provide the name and address of each principal underwriter of the fund during the last five years, even if the fund’s contracts with those underwriters have been terminated:

Quasar Distributors, LLC, 15 East Michigan Street, 3rd Floor, Milwaukee, WI 53202

13.	If the fund is a unit investment trust (“UIT”) provide: Not applicable(a) Depositor’s name(s) and address(es):(b) Trustee’s name(s) and address(es):

14.	Is there a UIT registered under the Act that served as a vehicle for investment in the fund (e.g., an insurance company separate account)?

[ ]	Yes	[X]	No

If Yes, for each UIT state:

Name(s): File No.: 811- Business Address

15.	(a)	Did the fund obtain approval from the board of directors concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

[X]	Yes	[ ]	No

If Yes, state the date on which the board vote took place: December 14, 2017 If No, explain:

(b)	Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

[X]	Yes	[ ]	No

If Yes, state the date on which the shareholder vote took place: Alpine High Yield Managed Duration Municipal Fund – April 26, 2018 Alpine Ultra Short Municipal Income Fund – May 1, 2018

If No, explain:

II.	Distributions to Shareholders

16.	Has the fund distributed any assets to its shareholders in connection with the Merger or Liquidation?

[X]	Yes	[ ]	No

(a)	If Yes, list the date(s) on which the fund made those distributions: May 7, 2018

(b)	Were the distributions made on the basis of net assets?

[X]	Yes	[ ]	No

(c)	Were the distributions made pro rata based on share ownership?

[X]	Yes	[ ]	No

(d)	If No to (b) or (c) above, describe the method of distributions to shareholders. For Mergers, provide the exchange ratio(s) used and explain how it was calculated:

(e)	Liquidations only: Not applicable

Were any distributions to shareholders made in kind?

[ ]	Yes	[ ]	No

If Yes, indicate the percentage of fund shares owned by affiliates, or any other affiliation of shareholders:

17.	Closed-end funds only: Not applicable

Has the fund issued senior securities?

[ ]	Yes	[ ]	No

If Yes, describe the method of calculating payments to senior securityholders and distributions to other shareholders:

18.	Has the fund distributed all of its assets to the fund’s shareholders?

[X]	Yes	[ ]	No

If no

(a)	How many shareholders does the fund have as of the date this form is filed?

(b)	Describe the relationship of each remaining shareholder to the fund:

19.	Are there any shareholders who have not yet received distributions in complete liquidation of their interest?

[ ]	Yes	[X]	No

If Yes, describe briefly the plans (if any) for distributing to, or preserving the interest of, those shareholders:

III.	Assets and Liabilities

20.	Does the fund have any assets as of the date this form is filed?

(See question 18 above)

[ ]	Yes	[X]	No

If Yes,

(a)	Describe the type and amount of each asset retained by the fund as of the date this form is filed:

(b)	Why has the fund retained the remaining assets?

(c)	Will the remaining assets be invested in securities?

[ ]	Yes	[ ]	No

21.	Does the fund have any outstanding debts (other than face-amount certificates if the fund is a face-amount certificate company) or any other liabilities?

[ ]	Yes	[X]	No

If Yes,

(a)	Describe the type and amount of each debt or other liability:

(b)	How does the fund intend to pay these outstanding debts or other liabilities?

IV.	Information About Event(s) Leading to Request for Deregistration

22.	(a) List the expenses incurred in connection with the Merger or Liquidation:

(i)	Legal expenses: $473,570

(ii)	Accounting expenses: $13,000

(iii)	Other expenses (list and identify separately):

Transfer Agent - $31,490

Proxy Solicitation - $150,000

Miscellaneous Expenses - $36,529

(iv)	Total expenses (sum of lines (i) – (iii) above): $704,589

*	The foregoing list includes the aggregate expenses of the reorganization of each series of Alpine Income Trust, Alpine Equity Trust and Alpine Series Trust into corresponding shell series of Aberdeen Funds. The funds did not bear the costs of the reorganizations.

(b)	How were those expenses allocated?

All expenses were allocated between Alpine Woods Capital Investors, LLC and Aberdeen Asset Management Inc. (and its affiliates). The funds did not bear the costs of the reorganizations.

(c)	Who paid those expenses? See 22(b) above.

(d)	How did the fund pay for unamortized expenses (if any)? Not applicable

23.	Has the fund previously filed an application for an order of the Commission regarding the Merger or Liquidation?

[ ]	Yes	[X]	No

If Yes, cite the release numbers of the Commission’s notice and order or, if no notice or order has been issued, the file number and date the application was filed:

V.	Conclusion of Fund Business

24.	Is the fund a party to any litigation or administrative proceeding?

[ ]	Yes	[X]	No

If Yes, describe the nature of any litigation or proceeding and the position taken by the fund in that litigation:

25.	Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?

[ ]	Yes	[X]	No

If Yes, described the nature and extent of those activities:

VI.	Mergers Only

26.	(a)	State the name of the fund surviving the Merger:

The series of Alpine Income Trust were reorganized into shell series of Aberdeen Funds.

(b)	State the Investment Company Act file number of the fund surviving the Merger: 811-22132

(c)	If the merger or reorganization agreement has been filed with the Commission, state the file number(s), form type used and date the agreement was filed:

Aberdeen Funds

SEC File Number: 811-22132

Accession Number: 0001104659-18-018259

Conformed Submission Type: 497

Filed: March 16, 2018

(d)	If the merger or reorganization agreement has not been filed with the Commission, provide a copy of the agreement as an exhibit to this form. Not applicable

VERIFICATION

The undersigned states that (i) he has executed this Form N-8F application for an order under section 8(f) of the Investment Company Act of 1940 on behalf of Alpine Income Trust (ii) he is the President of Alpine Income Trust, and (iii) all actions by shareholders, directors, and any other body necessary to authorize the undersigned to execute and file this Form N-8F application have been taken. The undersigned also states that the facts set forth in this Form N-8F application are true to the best of her knowledge, information, and belief.

/s/ Samuel A. Lieber
Name: Samuel A. Lieber
Title: President